Exhibit 1

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[LOGO]  HAVAS

FOR IMMEDIATE RELEASE

                                                      Paris, November 25th, 2004


                            HAVAS OWNERSHIP STRUCTURE

                                25TH OCTOBER 2004

The shareholder identification study undertaken by Euroclear on the 25th October 2004, concerning Havas ownership structure following the increase in capital, confirms that Mr Vincent Bollore, through his different companies, holds 20% of the shares and voting rights.

Following a demand by the French Financial Markets Authority (AMF), Havas points out that any crossing of a statutory threshold must be declared within 15 days, as fixed by the articles of association.


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 15,000 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


Contacts:

Communications:                     Peggy Nahmany
                                    Tel: +33 (0)1 58 47 90 73
                                    peggy.nahmany@havas.com

Investor Relations:                 Virginia Jeanson
                                    Tel: +33 (0)1 58 47 91 34
                                    virginia.jeanson@havas.com

                                    Catherine Francois
                                    Tel: +33 (0)1 58 47 91 35
                                    catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 9 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 518 765, 60 euros - 335 480 265 RCS Nanterre - APE 744 B


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